UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

SGOCO Group, Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G80751129

(CUSIP Number)

W K Sun Solicitors

Attn: Ricky Sun

1313A, 13/F, Ocean Centre,

5 Canton Road, Tsimshatsui, Hong Kong

Tel: +(852) 2156.1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person: Alan Sun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Hong Kong

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	1,950,000

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	1,950,000

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,950,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 16.77%

14.	Type of Reporting Person (See Instructions): IN

(1) Based on 11,630,072 ordinary shares issued and outstanding as of the date of this Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to ordinary shares, each with par value US$0.004 of SGOCO Group, Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at Unit 1614, North Tower, Concordia Plaza, No 1 Science Museum Road, Tsim Sha Tsui East, Kowloon, Hong Kong.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D is being filed by Alan Sun (the “Reporting Person” or “Mr. Sun”).

(a)	Residence or Business Address:

The business address for Mr. Sun is c/o 1313A, 13/F, Ocean Centre, 5 Canton Road, Hong Kong.

(c)	Present Principal Occupation or Employment:

Mr. Sun is a Australian citizen. His principal occupation is an investor.

(d)	Criminal Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Australian.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total consideration for the ordinary shares acquired by Mr. Sun in the transaction is US$1.56 million, or US$0.80 per share. Mr. Sun paid for the consideration using his own personal funds.

Item 4 of this Schedule 13D is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

On November 13, 2017, the Issuer, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Mr. Sun, pursuant to which the Issuer sold to Mr. Sun 1,950,000 shares of its ordinary stock, par value $0.004 per share (the “Shares”), at a per share purchase price of $0.80. The Shares were offered and sold by the Issuer to Mr. Sun pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

Mr. Sun beneficially owns 1,950,000 of the Issuer’s ordinary shares, which represents in the aggregate approximately 16.77% of the ordinary shares deemed outstanding, under Rule 13d-3 pursuant to the terms of the Stock Purchase Agreement described in Item 4 of this Schedule 13D, and has sole voting power and sole dispositive power with respect to the Shares.

(b)	Power to Vote and Dispose of the Issuer Shares:

Mr. Sun has the sole power to vote and dispose of the Shares.

(c)	Transactions Effected During the Past 60 Days:

Mr. Sun has not effected any transactions in the ordinary shares of the Issuer during the past 60 days, other than as described in this Schedule 13D.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 of this Schedule 13D is incorporate herein by reference

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
10.1	Stock Purchase Agreement, dated November 13, 2017.*

* Filed as exhibit 10.1 to the Issuer’s Form 8-K on November 14, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2017

ALAN SUN

/s/ Alan Sun